                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number     1-16463
                           -----------------------------------------------------

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

               LEE RANCH COAL COMPANY RETIREMENT AND SAVINGS PLAN
--------------------------------------------------------------------------------

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------


   701 MARKET STREET, ST. LOUIS, MISSOURI                    63101-1826
--------------------------------------------------------------------------------
  (Address of principal executive offices)                   (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm.................       1

Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2004 and 2003.........................................       2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2004 and 2003.............................       3

     Notes to Financial Statements......................................       4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........      10

Signatures..............................................................      12

Exhibit Index...........................................................      13

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

The Plan Administrator
Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Lee Ranch Coal Company Retirement and Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                    /s/ ERNST & YOUNG LLP
                                                    ---------------------
                                                    Ernst & Young LLP


St. Louis, Missouri
June 2, 2005

                             Lee Ranch Coal Company
                           Retirement and Savings Plan

                 Statements of Net Assets Available for Benefits


                                                         DECEMBER 31
                                                    2004             2003
                                                 -----------     -----------
ASSETS
Investments, at fair value:
  Investments in mutual funds                    $ 9,921,462     $ 8,732,976
  Investment in common/collective trust            6,605,823       6,211,073
  Investment in Peabody Energy Stock Fund            100,203          13,907
  Participant notes receivable                     1,383,011       1,321,047
                                                 -----------     -----------
Net assets available for benefits                $18,010,499     $16,279,003
                                                 ===========     ===========


See accompanying notes.

                             Lee Ranch Coal Company
                          Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                YEAR ENDED DECEMBER 31
                                                                2004              2003
                                                            ------------      ------------
ADDITIONS
Interest and dividends                                      $    540,701      $    460,869
Net realized and unrealized appreciation of investments          785,158         1,435,460
                                                            ------------      ------------
Net investment income                                          1,325,859         1,896,329
                                                            ------------      ------------
Contributions:
    Employee                                                   1,026,216         1,113,086
    Employer                                                     425,173           462,342
    Rollovers                                                      9,302            87,959
                                                            ------------      ------------
Total contributions                                            1,460,691         1,663,387
                                                            ------------      ------------
Total additions                                                2,786,550         3,559,716
                                                            ------------      ------------
DEDUCTIONS
Withdrawals by participants                                   (1,051,540)         (654,354)
Administrative expenses                                           (3,514)           (3,270)
                                                            ------------      ------------
Total deductions                                              (1,055,054)         (657,624)
                                                            ------------      ------------
Net increase in net assets available for benefits              1,731,496         2,902,092
Net assets available for benefits at beginning of year        16,279,003        13,376,911
                                                            ------------      ------------
Net assets available for benefits at end of year            $ 18,010,499      $ 16,279,003
                                                            ============      ============


See accompanying notes.

                             Lee Ranch Coal Company
                           Retirement and Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 2004 and 2003


1. DESCRIPTION OF THE PLAN

The following description of the Lee Ranch Coal Company (the "Company") Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. The Company is an indirect, wholly-owned subsidiary of Peabody Energy Corporation.

GENERAL

The Plan is a defined contribution plan covering all employees of the Company. Participation in the Plan is voluntary, and employees are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust, and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Each year, participants may contribute any whole percentage from 2% to 50% of pre-tax base compensation, as defined in the Plan. After-tax contributions are allowed only after a participant has exceeded the annual IRC 402(g) limits. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans.

In the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.

The Company makes matching contributions equal to 100% of the first 4% of base compensation that a participant contributes to the Plan on a pretax basis. After a participant's pretax contributions reach the pretax limit established by the Internal Revenue Service ("IRS"), the Company matches 100% of the first 4% of base compensation that a participant contributes to the Plan on an after-tax basis.

Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the IRS.

                             Lee Ranch Coal Company
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

FORFEITED ACCOUNTS

Employer contributions are reduced by forfeitures of non-vested amounts. The forfeiture credits, net of holding gains or losses, amounted to $12,114 and $43,966 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, the forfeiture credits that were available for future use amounted to $20,667 and $8,369, respectively.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balance from their fund accounts, subject to a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's contributions, and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PAYMENT OF BENEFITS

Participants are eligible for distributions of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance at death, disability or retirement after age 65. Generally, participants may elect to receive their distribution as a lump sum or annual installment. A beneficiary distribution is available as a lump sum only.

Participants who have attained the age of 59 1/2 have the right to receive a partial or complete distribution of their vested account balance upon request, without penalty.

Withdrawals in cases of hardship, as defined in the Plan, are also permitted. Other withdrawals of after-tax contributions are also available as defined in the Plan.

                             Lee Ranch Coal Company
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions and actual earnings thereon. Vesting in Company matching contributions occurs ratably based on years of continuous service (20% for each year of service, as defined, with 100% vesting after five years of service), and automatically vests completely when the participant attains the age of 65.

PLAN TERMINATION

The Plan is voluntary on the part of the Company. The Company may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants' accounts become fully vested. Currently, the Company has no intention to terminate the Plan.

ADMINISTRATIVE EXPENSES

All significant administrative expenses of the Plan are paid by the Company. Participants are required to pay their own loan fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

                             Lee Ranch Coal Company
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3. RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code of 1986 (the "Code"), as amended. The Plan also invests in Peabody Energy Corporation stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

4. INVESTMENTS

The Plan's investments, including those purchased, sold or held during the year, appreciated in fair value as determined by quoted market prices as follows:


                                 2004           2003
                              ----------     ----------
Mutual funds                  $  746,072     $1,431,603
Peabody Energy Stock Fund         39,086          3,857
                              ----------     ----------
                              $  785,158     $1,435,460
                              ==========     ==========

                             Lee Ranch Coal Company
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


4. INVESTMENTS (CONTINUED)

Investments representing 5% or more of the fair value of the Plan's net assets at December 31 were as follows:


                                           2004           2003
                                      ------------     ----------
Mutual funds:
  Vanguard 500 Index Fund             $  3,603,523     $3,314,204
  Vanguard Prime Money Market         LESS THAN 5%        977,803
  Vanguard U.S. Growth Portfolio      LESS THAN 5%        816,432
  Vanguard Wellington Fund               1,115,443        931,446
  Vanguard Windsor II Fund               1,354,069      1,071,250
Common/collective trust:
  Vanguard Retirement Savings Trust      6,605,823      6,211,073


5. INCOME TAX STATUS

The Plan received a determination letter from the IRS dated May 2, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                             Lee Ranch Coal Company
                           Retirement and Savings Plan

                    Notes to Financial Statements (continued)


7. SUBSEQUENT EVENT

Effective January 1, 2005, Peabody Investments Corp. became the sponsor of the Lee Ranch Coal Company Retirement and Savings Plan. Peabody Investments Corp. is a wholly-owned subsidiary of Peabody Energy Corporation and the indirect parent of Lee Ranch Coal Company.

                              Supplemental Schedule
                             Lee Ranch Coal Company
                           Retirement and Savings Plan

                             Employer ID #13-2871045
                                    Plan #103

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004


                                                    DESCRIPTION OF
IDENTITY OF ISSUE                                   INVESTMENT TYPE             CURRENT VALUE
---------------------------------------------------------------------------------------------
Ariel Growth Fund*                            1,289 shares of mutual fund       $      68,552
Barron Asset Fund*                            86 shares of mutual fund                  4,533
Delaware Intl Val Equity*                     206 shares of mutual fund                 3,476
Fidelity Blue Chip Growth Fund*               16,219 shares of mutual fund            676,475
Fidelity Equity-Income II Fund*               606 shares of mutual fund                14,557
Harbor Capital Appreciation*                  1,021 shares of mutual fund              29,266
Sound Shore Fund*                             556 shares of mutual fund                20,417
T. Rowe Price Science/Technology Fund*        1,411 shares of mutual fund              26,949
T. Rowe Price Small-Cap Stock Fund, Inc.*     886 shares of mutual fund                28,207
T. Rowe Price Mid-Cap Growth*                 1,443 shares of mutual fund              71,983
Managers Special Equity Fund*                 37 shares of mutual fund                  3,316
Vanguard 500 Index Fund*                      32,278 shares of mutual fund          3,603,523
Vanguard Explorer Fund*                       8,574 shares of mutual fund             639,326
Vanguard GNMA Fund*                           11,493 shares of mutual fund            119,983
Vanguard High-Yield Corp*                     16,723 shares of mutual fund            107,697
Vanguard International Growth Fund*           25,568 shares of mutual fund            482,221
Vanguard LifeStrategy Conservative
 Growth Fund*                                 5,038 shares of mutual fund              76,875
Vanguard LifeStrategy Growth Fund*            3,568 shares of mutual fund              71,509
Vanguard LifeStrategy Income Fund*            7,506 shares of mutual fund             101,550
Vanguard LifeStrategy Moderate
 Growth Fund*                                 3,489 shares of mutual fund              62,484
Vanguard LT Treasury Fund*                    3,951 shares of mutual fund              45,471
Vanguard Prime Money Market*                  694,408 shares of mutual fund           694,408

                              Supplemental Schedule
                             Lee Ranch Coal Company
                           Retirement and Savings Plan

                             Employer ID #13-2871045
                                    Plan #103

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

                                December 31, 2004


                                                  DESCRIPTION OF
IDENTITY OF ISSUE                                 INVESTMENT TYPE                 CURRENT VALUE
-----------------------------------------------------------------------------------------------
Vanguard REIT Index Fund*                   6,339 shares of mutual fund                 119,055
Vanguard Small-Cap Index Fund*              938 shares of mutual fund                    25,155
Vanguard Total Bond Market Index Fund*      32,400 shares of mutual fund                332,745
Vanguard Total Stock Market Index Fund*     772 shares of mutual fund                    22,217
Vanguard Wellington Fund*                   36,947 shares of mutual fund              1,115,443
Vanguard Windsor II Fund*                   44,063 shares of mutual fund              1,354,069
Vanguard Retirement Savings Trust*          6,605,823 shares of common/
                                             collective trust                         6,605,823
Peabody Energy Stock Fund*                  2,961 units of stock fund                   100,203
Various participants                        Participant loans, interest rates
                                             from 5.0% to 9.5%,
                                             maturities through April 15, 2017        1,383,011
                                                                                  -------------
                                                                                  $  18,010,499
                                                                                  =============


*Parties-in-interest

                                   SIGNATURES

Lee Ranch Coal Company Retirement and Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                Lee Ranch Coal Company
                                                Retirement and Savings Plan

Date:  June 27, 2005                      By:   /s/ SHARON D. FIEHLER
                                                --------------------------------
                                                Sharon D. Fiehler
                                                Peabody Energy Corporation
                                                Executive Vice President,
                                                Human Resources & Administration

                                  EXHIBIT INDEX


The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
  No.         Description of Exhibit
-------       ------------------------------------------------------------------
  23          Consent of Ernst & Young LLP, Independent Registered Public
              Accounting Firm